Exhibit 12

General Electric Company

Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2007	2006	2005	2004	2003
General Electric Company and consolidated affiliates
Earnings(a)	$27,528	$24,150	$22,024	$19,827	$17,385
Plus: Interest and other financial charges included in expense(b)	24,103	19,104	14,884	11,532	10,367
One-third of rental expense(c)	648	592	589	546	473

Adjusted “earnings”	$52,279	$43,846	$37,497	$31,905	$28,225

Fixed charges:
Interest and other financial charges(b)	$24,103	$19,104	$14,884	$11,532	$10,367
Interest capitalized	93	71	75	39	24
One-third of rental expense(c)	648	592	589	546	473

Total fixed charges	$24,844	$19,767	$15,548	$12,117	$10,864

Ratio of earnings to fixed charges	2.10	2.22	2.41	2.63	2.60

(a)	Earnings before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.